UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   PNC Bank Corp.,
   One PNC Plaza
   249 Fifth Avenue
   Pittsburgh, PA  15222-2707
   USA
2. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PNFT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Warrants to purchase c|$1.50   |03/17|P   | |156,785    |A  |03/17|03/17|Common Stock|156,785|(2)    |1,460,118   |   |I (1)       |
ommon stock           |        |/98  |    | |           |   |/98  |/03  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
          (1) PNC Holding Corp. ("PNCHC") is the owner of all of the outstanding common stock of
PNC Capital Corp. ("PNCCC"). The Reporting Person is the owner of all of the outstanding
common stock of PNCHC.   By virtue of the relationships described above, PNCHC
and the
Reporting Person may be deemed to control PNCCC and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by PNCCC.
     (2) On March 17, 1998, PNCCC and certain other stockholders of the Issuer (the
"Stockholders") invested an aggregate of $8 million in newly issued Class B Senior Redeemable
Preferred Stock and warrants of the Issuer. PNCCC invested a total of $232,273.50 of such amount.

Joint Filer Name:  PNC Capital
Corp.
Address:            c/o PNC Bank,
Delaware
                           222 Delaware
Avenue
                           Wilmington, DE
19801
Signature:   /s/ Gary J.
Zentner
	   Gary J. Zentner,
President
Joint Filer Name:  PNC Holding
Corp.
Address:            c/o PNC Bank,
Delaware
                           222 Delaware
Avenue
                           Wilmington, DE
19801
Signature:   /s/ Robert L.
Haunschild
	   Robert L. Haunschild, Chairman and
President
SIGNATURE OF REPORTING PERSON
/s/ Robert L. Haunschild, Sr. Vice President & CEO
DATE
 April 10, 1998